Exhibit 99.1

BRF - BRASIL FOODS S.A.

Public Company

CNPJ n° 01.838.723/0001-27

Rua Jorge Tzachel, 475

Itajaí - SC

PRESS RELEASE

São Paulo, Brazil, July 10, 2009 — BRF – Brasil Foods S.A., formerly named Perdigão S.A. (the “Company”), announced today that it has filed a registration statement and related prospectus with the U.S. Securities and Exchange Commission (“SEC”) with respect to a global offering of 115,000,000 of its common shares, including common shares in the form of American depositary shares (the “ADSs”), each of which represents two common shares.  The global offering consists of an international offering in the United States and other countries outside Brazil and a concurrent offering of common shares in Brazil.  The Brazilian underwriters have been granted an option to purchase up to 17,250,000 additional common shares to cover over-allotments, if any.

The ADSs trade on the New York Stock Exchange under the symbol “PDA,” and the common shares trade on the São Paulo Stock Exchange under the symbol “PRGA3.”

The global offering will be made pursuant to an effective shelf registration statement. A preliminary prospectus supplement and accompanying prospectus with further information about the proposed offering has been filed with the SEC.  These documents may be obtained for free on the SEC’s website at www.sec.gov.  Alternatively, a prospectus may be obtained upon request by contacting UBS Investment Bank at Prospectus Department, 299 Park Avenue, New York, New York 10171 (toll free: 888-827-7275); J.P. Morgan at Prospectus Library, 4 Metrotech Center, CS Level, Brooklyn, New York 11224 (collect call 718-242-8002); or Santander Investment at Prospectus Department, 45 East 53rd Street, New York, New York 10022 (collect 212-350-0744).

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sales of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.